UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Familymeds Group, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

30706T209
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management, L.L.C. 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2007*
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

* Represents the date that the position in the Issuer, previously reported as being held by Springview Group LLC was transferred to an affiliate, Millenco, L.L.C.

SCHEDULE 13D

CUSIP No. 30706T209
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco, L.L.C. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 360,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 360,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 30706T209
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Springview Group LLC 20-2196675
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 30706T209
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Integrated Holding Group, L.P. 13-3631307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON HC, PN

SCHEDULE 13D

CUSIP No. 30706T209
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 360,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 360,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 30706T209
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 360,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 360,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Amendment No. 1 to Schedule 13D ("Amendment No. 1 to Schedule 13D") amends the Schedule 13D filed on March 19, 2007 ("Schedule 13D") by the Reporting Persons, relating to their beneficial ownership of the Common Stock (as defined in Item 1, below) of Familymeds Group, Inc. (the "Issuer").

   This Amendment No. 1 (i) amends and restates Item 2, Item 3, Item 5, Item 6 and Item 7, (ii) adds Millenco, L.L.C. as a Reporting Person as a result of the transfer of Springview Group LLC’s position in the Issuer to Millenco, L.L.C. on April 19, 2007 and (iii) reflects a material change since the filing of the Schedule 13D in the number of shares beneficially owned by Springview Group LLC (and that may be deemed to be beneficially owned by the other Reporting Persons) and the percentage ownership of the Issuer’s Common Stock represented by Springview Group LLC’s ownership of such shares. Except for the above-referenced amendments, Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is Familymeds Group, Inc., a Nevada corporation. The address of the Issuer’s offices is 312 Farmington Avenue, Farmington, Connecticut 06032. This Schedule 13D relates to the Issuer’s Common Stock, par value $0.001 per share (the "Common Stock").

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Millenco, L.L.C., a Delaware limited liability company (formerly Millenco, L.P., a Delaware limited partnership) ("Millenco") and Springview Group LLC, a Delaware limited liability company ("Springview Group"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Integrated Holding Group, L.P., a Delaware limited partnership ("Integrated Holding Group") is the managing member of Springview Group and consequently may be deemed to have investment discretion and voting control over securities owned by Springview Group. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the manager of Millenco and the managing partner of Integrated Holding Group and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millenco or Integrated Holding Group. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Integrated Holding Group, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco or Springview Group.

   The business address for Millenco, Springview Group, Integrated Holding Group, Millennium Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   Note:  Integrated Holding Group is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no voting control or investment discretion over Millenco or its securities positions.

   Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") is a limited partner of Integrated Holding Group. As such, Millennium Partners has no voting control or investment discretion over Integrated Holding Group or Springview Group, or their securities positions

   Millennium SMC LLC and Millennium SMC (Cayman) Ltd. are both limited partners of Integrated Holding Group. As such, neither Millennium SMC LLC nor Millennium SMC (Cayman) Ltd. has voting control or investment discretion over Integrated Holding Group or Springview Group or their securities positions.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   Millenco expended approximately $928,900, calculated on an average cost basis (excluding brokerage commissions) by account, to acquire the 360,000 shares held as of the date hereof. Millenco and Springview Group effect purchases of securities primarily through margin accounts maintained for Millenco and Springview Group with prime brokers, which may extend margin credit to Millenco or Springview Group as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date hereof, Millenco is the beneficial owner of 360,000 shares of Common Stock which represents approximately 5.2% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of 6,959,017 shares of the Issuer’s Common Stock outstanding as of April 26, 2007, as reported by the Issuer on Amendment No. 1 to its Annual Report on Form 10-K, dated April 30, 2007.

   Millennium Management, as the manager of Millenco, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millenco.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millenco. Accordingly, as of the date of this filing, Mr. Englander and Millennium Management may be deemed to be beneficial owners of 360,000 shares of Common Stock. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Millenco.

   (b)  Millenco may be deemed to hold shared power to vote and to dispose of the 360,000 shares of Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 360,000 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander or Millennium Management as to beneficial ownership of the shares held by Millenco.

   (c)  Transactions in Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. On April 19, 2007, 473,189 shares of Common Stock were transfered from Springview Group to Millenco. All other transactions in the Common Stock were effected by either Springview or Millenco in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Millenco’s and Springview Group’s prime brokers, such prime brokers are permitted to lend securities in Millenco’s and Springview Group’s accounts to the extent permitted by debit balances in such account. Millenco and Springview Group generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millenco and Springview Group (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. Millenco may lend securities to third parties and such loans generally may be recalled upon demand.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of May 21, 2007 by and among Millenco, L.L.C., Springview Group LLC, Integrated Holding Group, L.P., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2007

MILLENCO, L.L.C.
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
SPRINGVIEW GROUP LLC By:Integrated Holding Group, L.P. its managing partner By: Millennium Management, L.L.C. its managing partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its managing partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C.
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Familymeds Group, Inc., a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 21, 2007

MILLENCO, L.L.C.
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
SPRINGVIEW GROUP LLC By:Integrated Holding Group, L.P. its managing partner By: Millennium Management, L.L.C. its managing partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its managing partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C.
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
3/23/2007 (1)	14,000	2.5783
3/26/2007 (1)	4,300	2.57
3/27/2007 (1)	7,500	2.5516
4/2/2007 (1)	700	2.57
4/19/2007 (1)	(26,500)	2.61
4/19/2007 (2)	(473,189)	2.61
4/19/2007 (2)	473,189	2.61
4/20/2007 (3)	(23,189)	2.6
5/17/2007 (3)	(55,000)	2.573
5/17/2007 (3)	(50,000)	2.0811
5/18/2007 (3)	15,000	1.9

Notes:

(1)  Transactions that were effected by Springview Group.
(2)  On April 19, 2007, 473,189 shares of Common Stock were transferred from Springview Group to Millenco.
(3)  Transactions that were effected by Millenco.